HANNY VISIONS AHEAD
HANNY HOLDINGS LIMITED
錦興集團有限公司

Via Fedex

January 3, 2003

Securities and Exchange Commission
450 Fifth Street, N.W.
Mail Stop 3-9
Washington, D.C.
20549
U.S.A.

03003224

Attention: Filings

Dear Sirs:

Hanny Holdings Limited
SEC File 82-3638

In compliance with the exemption requirements of SEC Rule 12g3-2(b), we are pleased to enclose two items for filing with you as follows:

Interim Report 2002 – 2003. December 18, 2002.

Press Announcement. The Standard. December 19, 2002.
Announcement of Interim Results For The Six Months Ended 30 September, 2002.

Thank you for your kind assistance with this matter.

Yours very truly,
Hanny Holdings Limited

Amy Chau
Tel: (604) 733-0896 extension 25
Email: achau@burcon.ca

Enclosures

cc: Hanny Holdings Limited
Attn.: Judy Cheng (via fax without enclosures)

dlw 1/22

C:\My Documents\Hanny Holdings\ltr to Securities ADR Filing.doc

HANNY

VISIONS AHEAD

HANNY HOLDINGS LIMITED

(Incorporated in Bermuda with limited liability)

ANNOUNCEMENT OF INTERIM RESULTS FOR THE SIX MONTHS ENDED 30 SEPTEMBER 2002

SUMMARY OF RESULTS

The Board of Directors (the "Directors") of Hanny Holdings Limited (the "Company") announces the unaudited consolidated financial statements of the Company and its subsidiaries (the "Group") for the six months ended September 30, 2002.

Condensed Consolidated Income Statement

	Notes	Six months ended September 30, 2002 HK$'000 (Unaudited)	2001 HK$'000 (Unaudited)
Turnover	(3)	1,980,005	1,750,154
Cost of sales		(1,592,257)	(1,406,919)
Gross profit		387,748	343,235
Other operating income	(4)	66,556	36,308
Distribution costs		(275,534)	(191,511)
Administrative expenses		(187,773)	(138,782)
Net unrealized holding loss on other investments		(62,294)	–
(Loss) profit from operations	(5)	(71,297)	49,250
Finance costs		(15,672)	(39,174)
Share of results of associates		(12,305)	(3,084)
(Loss) profit before taxation		(99,274)	6,992
Taxation	(6)	9,744	1,698
(Loss) profit before minority interests		(109,018)	5,294
Minority interests		(35,881)	(2,361)
(Loss) profit for the period		(144,899)	2,933
Dividends	(7)	–	9,647
(Loss) earnings per share	(8)		
Basic		(2.26 cents)	0.05 cent
Diluted		(2.26 cents)	0.05 cent

Notes:

(1) Basis of Preparation

The condensed financial statements have been prepared in accordance with the applicable disclosure requirements of Appendix 16 to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules") and with Statement of Standard Accounting Practice ("SSAP") 25 "Interim Financial Reporting" issued by the Hong Kong Society of Accountants.

(2) Principal Accounting Policies

The condensed financial statements have been prepared under the historical cost convention, as modified for the revaluation of certain properties and investments in securities.

The accounting policies adopted are consistent with those followed in the preparation of the Group's annual financial statements for the year ended March 31, 2002, except as described below.

In the current period, the Group has adopted, for the first time, a number of new and revised SSAPs, which has resulted in the adoption of the following new and revised accounting policy. The adoption of these SSAPs has had no material effect on the results for the current or prior accounting periods. Accordingly, no prior period adjustment has been required.

Foreign Currencies

The revisions to SSAP 11 "Foreign Currency Translation" have eliminated the choice of translating the income statements of overseas operations at the closing rate for the period. They are now required to be translated at an average rate. Accordingly, on consolidation, the assets and liabilities of the Group's operations are translated at exchange rates prevailing on the balance sheet date. Income and expense items are translated at the average exchange rates for the period. Exchange differences arising, if any, are classified as equity and transferred to the Group's currency translation reserve. Such translation differences are recognized as income or as expenses in the period in which the operation is disposed of. This change in accounting policy has not had any material effect on the results for the current or prior accounting periods.

(3) Segment Information

Business Segments

Six months ended September 30, 2002	Trading of computer related products HK$'000	Trading of consumer electronic products HK$'000	Trading of securities HK$'000	Consolidated HK$'000
Turnover				
External sales	1,284,451	662,998	32,556	1,980,005
Segment result	78,284	12,969	(105,988)	(14,735)
Interest income				18,406
Allowances for short term loans receivable and loan to an associate				(60,524)
Unallocated corporate expenses				(14,444)
Loss from operations				(71,297)

Six months ended September 30, 2001	Trading of computer related products HK$'000	Trading of consumer electronic products HK$'000	Trading of securities HK$'000	Consolidated HK$'000
Turnover				
External sales	1,157,989	572,259	19,906	1,750,154
Segment result	44,160	11,194	(10,626)	44,728
Interest income				17,973
Unallocated corporate expenses				(13,451)
Profit from operations				49,250

(4) Other Operating Income

	Six months ended September 30, 2002 HK$'000	2001 HK$'000
Other operating income includes the following items:		
Unrealized holding gain on other investments	–	1,261
Interest income	18,406	17,973
Internet service income	3,023	4,998

(5) (Loss) Profit from Operations

(Loss) profit from operations has been arrived at after charging:

	Six months ended September 30, 2002 HK$'000	2001 HK$'000
Depreciation and amortization of property, plant and equipment	10,075	9,407
Amortization of intangible assets	10,107	5,704
Loss on disposal of property, plant and equipment	703	3,887
Net realized loss on other investments	43,694	11,887

(6) Taxation

	Six months ended September 30, 2002 HK$'000	2001 HK$'000
The charge comprises:		
Overseas taxation	8,257	816
Share of tax on results of associates	1,487	882
	9,744	1,698

Overseas taxation is calculated at the rates prevailing in the respective jurisdictions.

No provision for Hong Kong Profits Tax or overseas taxation has been made for the period in respect of certain companies of the Group because these companies either incurred tax losses for the period or had their estimated assessable profits for the period wholly absorbed by tax losses brought forward.

(7) Dividends

	Six months ended September 30, 2002 HK$'000	2001 HK$'000
2001 final dividend of HK0.15 cent per share with a scrip dividend option	–	9,647

No dividends were paid during the period. The directors do not recommend the payment of any interim dividend for the period.

(8) (Loss) Earnings Per Share

The calculation of the basic and diluted (loss) earnings per share for the period is based on the following data:

	Six months ended September 30, 2002 HK$'000	2001 HK$'000
(Loss) earnings:		
(Loss) profit for the period and (loss) earnings for the purposes of basic and diluted (loss) earnings per share	(144,899)	2,933
	'000	'000
Number of shares:		
Weighted average number of shares for the purposes of basic (loss) earnings per share	6,412,114	6,429,961
Effect of dilutive potential shares in respect of share options	–	7,155
Weighted average number of shares for the purposes of diluted (loss) earnings per share	6,412,114	6,437,116

The computation of diluted loss per share does not assume the exercise of the Company's option as their exercise price was higher than the average market price of the Company's shares for the six months ended September 30, 2002.

The computation of diluted earnings per share for the six months ended September 30, 2001 does not assume the conversion of the Company's outstanding convertible note since its exercise would result in an increase in earnings per share for the period nor the exercise of warrants as the exercise price of the Company's warrants was higher than the average market price of the Company's shares for the period then ended.

INTERIM DIVIDEND

The Directors do not recommend the payment of any interim dividend for the six months ended September 30, 2002 (9.30.2001: Nil). Accordingly, no closure of Register of Members of the Company are proposed.

MANAGEMENT DISCUSSION AND ANALYSIS

Financial Review

Results

During the six months ended September 30, 2002, the Group recorded an unaudited loss before minority interests of HK$109.0 million (9.30.2001 profit: HK$5.3 million), which was mainly composed of net loss from operations of HK$71.3 million (9.30.2001 profit: HK$49.3 million), finance costs of HK$15.7 million (9.30.2001: HK$39.2 million), share of net losses of associates of HK$12.3 million (9.30.2001: HK$3.1 million) and taxation (mainly under U.S. and Canadian tax jurisdictions) of HK$9.7 million (9.30.2001: HK$1.7 million).

From the perspective of business segments, the consolidated segment loss of HK$14.7 million (9.30.2001 profit: HK$44.7 million) comprised a promising profit of HK$91.3 million (9.30.2001: HK$55.3 million) from trading businesses of the "Memorex®" branded products and a loss of HK$106.0 million (9.30.2001: HK$10.6 million) from trading of securities, which included realized and net unrealized holding losses on other investments.

Consistent with last year, the major portion of turnover came from trading businesses of the "Memorex®" branded products, which amounted to about HK$1,947.4 million, representing 12.6% growth from the same period last year of HK$1,730.2 million. Due to the continuous effort of tight cost control, gross trading profit for these six months was HK$431.4 million (9.30.2001: HK$355.1 million), a large increase by 21.5% and net trading profit was HK$91.3 million (9.30.2001: HK$55.3 million), an increase by 65.1% from that of the last period. It is encouraging that the "Memorex®" trading businesses still enjoyed significant growth in such a poor economy. However, in order to increase our market share and competitiveness, much greater efforts were made on distribution resulting in costs during this period increased significantly from that of the last period.

Liquidity and Financial Resources

Net available cash balances at September 30, 2002 stood at HK$155.5 million (3.31.2002: HK$141.3 million) accounted for 8.0% (3.31.2002: 6.7%) of the net tangible asset value of the Group. The current ratio (current assets/current liabilities) of the Group at September 30, 2002 was 1.37 (3.31.2002: 1.56). The cash settlement of HK$228.3 million in relation to the acquisition of an associate, a listed company in Singapore, in April had reduced the Group's current ratio. The Group would consider refinancing the fundings used up in acquiring this associate partially by medium to long term borrowings.

At September 30, 2002, total borrowings of the Group amounted to HK$601.8 million (3.31.2002: HK$654.4 million), of which HK$9.7 million (3.31.2002: HK$8.5 million) were not repayable within one year. The borrowings included bank borrowings of HK$298.9 million (3.31.2002: HK$278.2 million), other loans of HK$236.0 million (3.31.2002: HK$297.0 million), overdrafts of HK$64.3 million (3.31.2002: HK$76.1 million), and obligations under finance leases of HK$2.6 million (3.31.2002: HK$3.1 million).

Gearing Ratio

The gearing ratio (borrowings/shareholders' funds) at September 30, 2002 was maintained at a low level of 28.7% (3.31.2002: 29.1%).

Pledge of Assets

At September 30, 2002, certain assets of the Group which amounted to HK$189.2 million (3.31.2002: HK$306.2 million) were pledged to banks and financial institution for loans' facilities.

Contingent Liabilities

There was no contingent liability for the Group at September 30, 2002 (3.31.2002: HK$9.4 million). However, certain margin clients' securities with an aggregate market value of HK$413.7 million (3.31.2002: HK$516.8 million) were pledged to banks to secure general banking facilities for a subsidiary.

Foreign Currencies and Treasury Policy

Most of the Group's business transactions, assets and liabilities are denominated in Hong Kong Dollars and United States Dollars. The risk of foreign exchange fluctuation had not been significant to the Group. Interest rates of import loans are mainly referenced to LIBOR or HIBOR plus whereas that of bank and other loans are Prime plus. At the balance sheet date, the Group did not enter into any interest rate speculative and hedging contracts.

Employees and Remuneration Policies

At September 30, 2002, there were approximately 1,000 staff (3.31.2002: 1,000) employed by the Group. The remuneration policies are formulated on the basis of performance of individual employees and the prevailing salaries' trends in various regions. They are subject to be reviewed every year. The Group also provided employees training programs, mandatory provident fund scheme, medical insurance and discretionary bonus. Share options are awarded to employees on merit basis and no share options were granted or exercised during the period ended September 30, 2002.

BUSINESS AND OPERATIONS REVIEW

Trading Operations

The results of the Group's core business for the past six months are encouraging. Amidst an industry with many players and a competitive pricing environment, Memorex® was still able to maintain its prominent leading market position in many product categories.

Despite many manufacturers vying to gain market share, the Group's business in recordable media remains strong in the United States. Sales of Memorex® CD-R media continued to rank No. 1. Most recently, Memorex® has also been recognized as the No. 1 market share leader for DVD recordable media.

The Group is very proud to share that we have well-established and solid partnerships with our major customers. This year, Memorex® was awarded the highest achievements given to vendors from Best Buy, CompUSA and Office Max. This is a great honor for the Group to accept and we hope that they will serve as an indication for the remainder of this year's success in the United States.

In Canada, Memorex® has made significant achievements for the past six months. Since the popularity of Memorex® products is ever-increasing, the sales levels of Memorex® products keeps growing. The Group's sales of blank video tape, blank audio tape and 3.5 floppy disc ranked No. 1 while sales of CD-R media has successfully reached No. 2 in Canada. With a strong customer base, the Group hopes that sales of CD-R media will continue to increase so that Memorex® will achieve the No. 1 position in the market within the next quarter.

The results in Europe are also impressive. Memorex® was able to maintain a high turnover level notwithstanding the unstable price levels in the business of IT-hardware products in Europe. Memorex® was even able to achieve a two digit increase in turnover of 23% and 11% for the first and second quarters of 2002, respectively.

Input devices and media were constantly under price pressure due to a very weak overall market situation in Europe. In order to secure the profitability of the operations in Europe, Memorex® has implemented a number of cost cutting measures throughout the recent years. For example, the responsibility for inbound transport has been shifted from various shippers to Memorex®'s designated logistic partner, with major improvements not only on the cost side, but also for the visibility and accuracy of shipments. New vendors have been sourced, such as Moser Baer India in India and MPO in France, to avoid European Union anti-dumping levies and to allow Memorex® to be more flexible and react faster to market demands.

OUTLOOK

The Group is pleased to witness achievements and growth of its core business for the first half of 2002. The continued increase in turnover as a whole demonstrates the Group's successful market diversification strategies, expansion of product segments and value pricing.

Apart from improvements seen in the existing product range, Memorex® has persistently engaged in developing new, promising products for its customers. In the United States, we have successfully expanded our product lines to now include re-writable drives. Our full line of drives includes both CD and DVD versions along with the flexibility of offering internal and external versions of both. Our major customers have been very enthusiastic about this product line expansion and have supported the inclusion of them as part of our product offering.

By the end of this calendar year, Memorex® Canada will be launching its newly innovated batteries to the Canadian market. Memorex® is able to offer the latest technology to the European market by the upcoming introduction of the 52x CD-R media accompanied by other strong product categories such as Flash Media, Digital Audio and DVD media and input devices. We envisage that the enlarged product categories will generate additional revenue to the Group and enhance its market compatibility.

For the coming years, the Group anticipates further growth of turnover in its core business as a result of continued geographic expansion of markets and further widening of the Memorex® product range. In addition, the Group will actively explore new business opportunities amidst the challenging global economic conditions to maximize returns for its shareholders.

PURCHASE, SALE OR REDEMPTION OF THE COMPANY'S LISTED SECURITIES

There was no purchase, sale or redemption of the Company's listed securities by the Company or any of its subsidiaries during the six months ended September 30, 2002.

AUDIT COMMITTEE

The members of the Audit Committee (the "Committee") comprises Mr. Tsang Link Carl, Brian and Ms. Ma Wai Man, Catherine who are independent non-executive Directors of the Company. The Committee has reviewed with the management the accounting principles and practices adopted by the Group and discussed auditing, internal control and financial reporting matters including a review of the unaudited consolidated interim results for the six months ended September 30, 2002.

CODE OF BEST PRACTICE

None of the Directors is aware of any information that would reasonably indicate that the Company is not, or was not for the six months ended September 30, 2002, in compliance with the Code of Best Practice as set out in Appendix 14 of the Listing Rules except that the non-executive Directors are not appointed for a specific term as they are subject to retirement by rotation at the Annual General Meeting in accordance with the Bye-Laws of the Company.

PUBLICATION OF FURTHER INFORMATION ON THE STOCK EXCHANGE'S WEBSITE

A detailed interim results announcement for the six months ended September 30, 2002 containing all the information required by paragraphs 46(1) to 46(6) of Appendix 16 of the Listing Rules will be subsequently published on the website of The Stock Exchange of Hong Kong Limited (the "Stock Exchange") in due course.

ACKNOWLEDGEMENTS

Finally, on behalf of the Directors, I wish to express my sincere appreciation to all the staff of the Group for their continuing dedication and support. I would also like to thank our shareholders, suppliers, bankers and customers for their continued support.

By Order of the Board
HANNY HOLDINGS LIMITED
Dr. Chan Kwok Keung, Charles
Chairman

Hong Kong, December 18, 2002

SEC FILING 82-3638

HANNY

VISIONS AHEAD

INTERIM REPORT 2002-2003 | HANNY HOLDINGS LIMITED 錦興集團有限公司 | 二零零二至二零零三年中期報告



INTERIM FINANCIAL REPORT

中期財務報告

The Board of Directors (the "Directors") of Hanny Holdings Limited (the "Company") presents the unaudited consolidated financial statements of the Company and its subsidiaries (the "Group") for the six months ended September 30, 2002.

錦興集團有限公司(「本公司」)董事會(「董事會」)提呈本公司及其附屬公司(「本集團」)截至二零零二年九月三十日止六個月之未經審核綜合財務報表。

Condensed Consolidated Income Statement
For the six months ended September 30, 2002

簡明綜合收益表
截至二零零二年九月三十日止六個月

		Notes 附註	Six months ended September 30, 截至九月三十日止六個月 2002 HK$'000 (Unaudited) 二零零二年 千港元 (未經審核)	2001 HK$'000 (Unaudited) 二零零一年 千港元 (未經審核)
Turnover	營業額	(3)	**1,980,005**	1,750,154
Cost of sales	銷售成本		**(1,592,257)**	(1,406,919)
Gross profit	毛利		**387,748**	343,235
Other operating income	其他營運收入	(4)	**66,556**	36,308
Distribution costs	分銷成本		**(275,534)**	(191,511)
Administrative expenses	行政開支		**(187,773)**	(138,782)
Net unrealized holding loss on other investments	持有其他投資之未變現減值虧損淨額		**(62,294)**	–
(Loss) profit from operations	經營(虧損)溢利	(5)	**(71,297)**	49,250
Finance costs	財務費用		**(15,672)**	(39,174)
Share of results of associates	應佔聯營公司業績		**(12,305)**	(3,084)
(Loss) profit before taxation	除税前(虧損)溢利		**(99,274)**	6,992
Taxation	税項	(6)	**9,744**	1,698
(Loss) profit before minority interests	未計少數股東權益前(虧損)溢利		**(109,018)**	5,294
Minority interests	少數股東權益		**(35,881)**	(2,361)
(Loss) profit for the period	本期間之(虧損)溢利		**(144,899)**	2,933
Dividends	股息	(7)	**–**	9,647
(Loss) earnings per share	每股(虧損)盈利	(8)		
Basic	基本		**(2.26 cents 港仙)**	0.05 cent 港仙
Diluted	攤薄		**(2.26 cents 港仙)**	0.05 cent 港仙

Condensed Consolidated Balance Sheet
At September 30, 2002

簡明綜合資產負債表
於二零零二年九月三十日

		Notes 附註	September 30, 2002 HK$'000 (Unaudited) 二零零二年九月三十日 千港元 (未經審核)	March 31, 2002 HK$'000 (Audited) 二零零二年三月三十一日 千港元 (經審核)
Non-current Assets	**非流動資產**			
Property, plant and equipment	物業、機器及設備	(9)	**88,315**	91,742
Intangible assets	無形資產		**145,453**	152,621
Interests in associates	聯營公司權益		**333,770**	179,902
Investments in securities	證券投資		**1,226,686**	1,221,210
Deposit made for acquisition of an associate	收購一間聯營公司所付之訂金		**–**	4,235
Long-term loans receivable	應收長期貸款			
– due after one year	一 一年後到期		**–**	21,483
			1,794,224	1,671,193
Current Assets	**流動資產**			
Inventories	存貨		**589,697**	449,323
Trade and other receivables	貿易及其他應收款項	(10)	**627,538**	815,145
Investments in securities	證券投資		**207,085**	292,507
Short-term loans receivable	應收短期貸款		**278,803**	244,012
Other current assets	其他流動資產		**122,128**	123,704
Pledged bank deposits	已抵押銀行存款		**–**	91,800
Bank balances and cash	銀行結存及現金		**219,889**	217,379
			2,045,140	2,233,870
Current Liabilities	**流動負債**			
Trade and other payables	貿易及其他應付款項	(11)	**832,276**	740,982
Borrowings – due within one year	借款 一 一年內到期	(12)	**527,859**	569,753
Other current liabilities	其他流動負債		**63,214**	45,459
Bank overdrafts	銀行透支		**64,340**	76,110
			1,487,689	1,432,304
Net Current Assets	**流動資產淨值**		**557,451**	801,566
			2,351,675	2,472,759
Capital and Reserves	**資本及儲備**			
Share capital	股本		**160,303**	160,301
Reserves	儲備		**1,936,553**	2,086,867
			2,096,856	2,247,168
Minority interests	少數股東權益		**242,643**	214,611
Non-current Liabilities	**非流動負債**			
Borrowings – due after one year	借款 一 一年後到期	(12)	**9,655**	8,535
Amount due to a minority shareholder	應付一名少數股東款項		**2,521**	2,445
			12,176	10,980
			2,351,675	2,472,759

Condensed Consolidated Statement of Changes in Equity
For the six months ended September 30, 2002

簡明綜合股東權益變動表
截至二零零二年九月三十日止六個月

		Share capital HK$'000 股本 千港元	Share premium HK$'000 股份溢價 千港元	Capital reserve HK$'000 資本儲備 千港元	Contributed surplus HK$'000 實繳盈餘 千港元	Currency translation reserve HK$'000 外幣兌換儲備 千港元	Capital redemption reserve HK$'000 資本贖回儲備 千港元	Retained profits HK$'000 保留溢利 千港元	Total HK$'000 總額 千港元
At April 1, 2001 (as restated)	**於二零零一年四月一日(重列)**	160,780	1,975,353	(335,647)	(69,936)	(12,756)	592	450,907	2,169,293
Currency realignment not recognized in income statement	未在收益表確認之外匯調整	–	–	–	–	(2,485)	–	–	(2,485)
Issue of shares under scrip dividend scheme	根據以股代息計劃發行之股份	34	–	–	–	–	–	–	34
Premium arising from issue of shares	發行股份所產生之溢價	–	106	–	–	–	–	–	106
Repurchase of shares	購回股份	(513)	(920)	–	–	–	–	–	(1,433)
Realized on disposal of a subsidiary	出售一間附屬公司時變現	–	–	5	–	–	–	–	5
Share of post-acquisition reserve of an associate	應佔一間聯營公司收購後儲備	–	–	13	–	–	–	–	13
Profit for the period	期內溢利	–	–	–	–	–	–	2,933	2,933
Dividends	股息	–	–	–	–	–	–	(9,647)	(9,647)
At September 30, 2001 (as restated)	**於二零零一年九月三十日(重列)**	160,301	1,974,539	(335,629)	(69,936)	(15,241)	592	444,193	2,158,819
Currency realignment not recognized in income statement	未在收益表確認之外匯調整	–	–	–	–	(3,146)	–	–	(3,146)
Premium arising from issue of shares	發行股份所產生之溢價	–	3	–	–	–	–	–	3
Realized on partial disposal of shareholding in a subsidiary	出售一間附屬公司部份股權時變現	–	–	3,296	–	–	–	–	3,296
Realized on deemed disposal of shareholding in an associate	被視為出售一間聯營公司股權時變現	–	–	74,312	–	–	–	–	74,312
Reclassified to investments in securities	證券投資重新分類	–	–	119,272	–	–	–	–	119,272
Loss for the period	期內虧損	–	–	–	–	–	–	(105,388)	(105,388)
At March 31, 2002	**於二零零二年三月三十一日**	160,301	1,974,542	(138,749)	(69,936)	(18,387)	592	338,805	2,247,168
Currency realignment not recognized in income statement	未在收益表確認之外匯調整	–	–	–	–	(5,438)	–	–	(5,438)
Issue of shares	發行股份	2	23	–	–	–	–	–	25
Loss for the period	期內虧損	–	–	–	–	–	–	(144,899)	(144,899)
At September 30, 2002	**於二零零二年九月三十日**	**160,303**	**1,974,565**	**(138,749)**	**(69,936)**	**(23,825)**	**592**	**193,906**	**2,096,856**

Condensed Consolidated Cash Flow Statement
For the six month ended September 30, 2002

簡明綜合現金流動表
截至二零零二年九月三十日止六個月

		Six months ended September 30, 截至九月三十日止六個月	
		2002 *HK$'000* **(Unaudited)** **二零零二年** *千港元* **(未經審核)**	2001 *HK$'000* (Unaudited) 二零零一年 千港元 (未經審核)
Net cash from (used in) operating activities	營運業務之流入(流出)現金淨額	**250,816**	(19,279)
Net cash used in investing activities	投資業務之流出現金淨額	**(191,976)**	(118,431)
Net cash used in financing activities	融資所得之流出現金淨額	**(41,574)**	(106,580)
Net increase (decrease) in cash and cash equivalents	現金及現金等額增加(減少)淨額	**17,266**	(244,290)
Cash and cash equivalents at beginning of the period	期初之現金及現金等額	**141,269**	546,154
Effect of foreign exchange rate changes	匯率變動之影響	**(2,986)**	(10)
Cash and cash equivalents at end of the period	期終之現金及現金等額	**155,549**	301,854
Analysis of the balances of cash and cash equivalents	現金及現金等額結存分析		
Cash and cash equivalents as previously report	過往申報之現金及現金等額	–	49,823
Effect of reclassification of bank and other loans	重新分類銀行貸款及其他貸款之影響	–	252,031
Cash and cash equivalents as restated	現金及現金等額重列	–	301,854
Being:	即:		
Bank balances and cash	銀行結存及現金	**219,889**	382,688
Bank overdrafts	銀行透支	**(64,340)**	(80,834)
		155,549	301,854

Notes to the Condensed Consolidated Financial Statements

For the six months ended September 30, 2002

(1) Basis of Preparation

The condensed financial statements have been prepared in accordance with the applicable disclosure requirements of Appendix 16 to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules") and with Statement of Standard Accounting Practice ("SSAP") 25 "Interim Financial Reporting" issued by the Hong Kong Society of Accountants.

(2) Principal Accounting Policies

The condensed financial statements have been prepared under the historical cost convention, as modified for the revaluation of certain properties and investments in securities.

The accounting policies adopted are consistent with those followed in the preparation of the Group's annual financial statements for the year ended March 31, 2002, except as described below.

In the current period, the Group has adopted, for the first time, a number of new and revised SSAPs, which has resulted in the adoption of the following new and revised accounting policies. The adoption of these SSAPs has resulted in a change in the format of presentation of the cash flow statement and the statement of changes in equity, but has had no material effect on the results for the current or prior accounting periods. Accordingly, no prior period adjustment has been required.

Foreign Currencies

The revisions to SSAP 11 "Foreign Currency Translation" have eliminated the choice of translating the income statements of overseas operations at the closing rate for the period. They are now required to be translated at an average rate. Accordingly, on consolidation, the assets and liabilities of the Group's operations are translated at exchange rates prevailing on the balance sheet date. Income and expense items are translated at the average exchange rates for the period. Exchange differences arising, if any, are classified as equity and transferred to the Group's currency translation reserve. Such translation differences are recognized as income or as expenses in the period in which the operation is disposed of. This change in accounting policy has not had any material effect on the results for the current or prior accounting periods.

Cash Flow Statements

In the current period, the Group has adopted SSAP 15 (Revised) "Cash flow Statements". Under SSAP 15 (Revised), cash flows are under three headings – operating, investing and financing, rather than the previous five headings. Interest and dividends, which were previously presented under a separate heading, are classified as operating cash flows. Cash flows arising from taxes on income are classified as operating activities, unless they can be separately identified with investing or financing activities. In addition, the amounts presented for cash and cash equivalents have been amended to exclude short-term loans that are financing in nature. Cash flows of overseas operations have been re-translated at the rates prevailing at the dates of the cash flows rather than the rate of exchange ruling on the balance sheet date. The re-definition of cash and cash equivalents has resulted in a restatement in the comparative amounts shown in the cash flow statement.

簡明綜合財務報表附註

截至二零零二年九月三十日止六個月

(1) 編製基準

簡明綜合財務報表乃根據香港聯合交易所有限公司證券上市規則(「上市規則」)附錄十六之適用披露規定編製，並已遵守香港會計師公會頒佈之會計實務準則(「會計實務準則」)第25號「中期財務報告」。

(2) 主要會計政策

簡明綜合財務報表乃按原始成本準則擬準，並已按若干物業及證券投資之重估作修訂。

除下文所述外，所採納之會計政策乃與編製本集團截至二零零二年三月三十一日止年度之全年財務報表所採用者相符。

於本期間內，本集團首次採納多項全新及經修訂之會計實務準則，致使本集團須採納以下全新及經修訂之會計政策。採納該等會計實務準則引致現金流動表及股東權益變動表之呈列方式有所改變，但對本期間或過往會計期間之業績並無構成重大影響。本集團因此無須調整過往會計期間之業績。

外幣

會計實務準則第11號(經修訂)項目「外幣折算」不再容許選擇以該期間結算日之匯率折算海外業務收益表。海外業務收益表現需以平均匯率折算。因此，本集團營運業務之資產及負債在綜合賬目時均按結算日適用之匯率折算。收入及開支項目均以該期間之平均匯率折算。所產生之任何匯兑差額(如有)，會歸類為股本並撥入本集團之外幣兑換儲備。該等折算差額會在營運業務出售期間確定為收入或開支。此項會計政策變動並無對本期間或過往會計期間之業績構成任何重大影響。

現金流動表

在本期間內，本集團已採納會計實務準則第15號(經修訂)「現金流動表」。根據會計實務準則第15號(經修訂)現金流動現分為三個項目－營運業務、投資及融資，取代過往五個項目之呈報方式。過往分列之利息及股息項目，現已歸類為營運現金流動。所得税產生之現金流動則歸類為營運業務，但可分辨為投資業務或融資活動之項目除外。再者，現金及現金等額所呈報之款額已修訂為不包括屬融資性質之短期貸款在內。海外業務之現金流動會按產生現金流動當日而非結算日之匯率重新折算。現金及現金等額經重新定義後，導致須在現金流動表重列比較數字。

(3) Segment Information (3) 分類資料

Business Segments 業務分類

		Six months ended September 30, 2002 截至二零零二年九月三十日止六個月			
		Trading of computer related products HK$'000 買賣電腦相關產品 千港元	Trading of consumer electronic products HK$'000 買賣消費者電子產品 千港元	Trading of securities HK$'000 買賣證券 千港元	Consolidated HK$'000 綜合 千港元
Turnover	營業額				
External sales	外部銷售	1,284,451	662,998	32,556	1,980,005
Segment result	分類業績	78,284	12,969	(105,988)	(14,735)
Interest income	利息收入				18,406
Allowances for short-term loans receivable and loan to an associate	應收短期貸款及借貸予一間聯營公司貸款之撥備				(60,524)
Unallocated corporate expenses	未分配之公司開支				(14,444)
Loss from operations	經營虧損				(71,297)

		Six months ended September 30, 2001 截至二零零一年九月三十日止六個月			
		Trading of computer related products HK$'000 買賣電腦相關產品 千港元	Trading of consumer electronic products HK$'000 買賣消費者電子產品 千港元	Trading of securities HK$'000 買賣證券 千港元	Consolidated HK$'000 綜合 千港元
Turnover	營業額				
External sales	外部銷售	1,157,989	572,259	19,906	1,750,154
Segment result	分類業績	44,160	11,194	(10,626)	44,728
Interest income	利息收入				17,973
Unallocated corporate expenses	未分配之公司開支				(13,451)
Profit from operations	經營溢利				49,250

(4) Other Operating Income (4) 其他營運收入

		Six months ended September 30, 截至九月三十日止六個月	
		2002 HK$'000 二零零二年 千港元	2001 HK$'000 二零零一年 千港元
Other operating income includes the following items:	其他營運收入包括下列各項：		
Unrealized holding gain on other investments	持有其他投資之未變現收益	–	1,261
Interest income	利息收入	18,406	17,973
Internet service income	互聯網服務收入	3,023	4,998

(5) **(Loss) Profit from Operations**

(Loss) profit from operations has been arrived at after charging:

(5) **經營(虧損)溢利**

經營(虧損)溢利已扣除下列各項：

		Six months ended September 30, 截至九月三十日止六個月	
		2002	2001
		HK$'000	*HK$'000*
		二零零二年	二零零一年
		千港元	*千港元*
Depreciation and amortization of property, plant and equipment	物業、機器及設備之折舊及攤銷	**10,075**	9,407
Amortization of intangible assets	無形資產攤銷	**10,107**	5,704
Loss on disposal of property, plant and equipment	出售物業、機器及設備之虧損	**703**	3,887
Net realized loss on other investments	其他投資之已變現虧損淨額	**43,694**	11,887

(6) **Taxation**

(6) **稅項**

		Six months ended September 30, 截至九月三十日止六個月	
		2002	2001
		HK$'000	*HK$'000*
		二零零二年	二零零一年
		千港元	*千港元*
The charge comprises:	稅項支出包括：		
Overseas taxation	海外稅項	**8,257**	816
Share of tax on results of associates	應佔聯營公司業績之稅項	**1,487**	882
		9,744	1,698

Overseas taxation is calculated at the rates prevailing in the respective jurisdictions.

在海外司法管轄區所產生之稅項按有關司法管轄區之現行稅率計算。

No provision for Hong Kong Profits Tax or overseas taxation has been made for the period in respect of certain companies of the Group because these companies either incurred tax losses for the period or had their estimated assessable profits for the period wholly absorbed by tax losses brought forward.

因本集團若干公司於本期間錄得稅務虧損或本期間之估計應課稅溢利悉數被承前之稅務虧損所抵銷，故本期間並無為香港利得稅或海外稅項撥出準備。

(7) **Dividends**

(7) **股息**

		Six months ended September 30, 截至九月三十日止六個月	
		2002	2001
		HK$'000	*HK$'000*
		二零零二年	二零零一年
		千港元	*千港元*
2001 final dividend of HK0.15 cent per share with a scrip dividend option	二零零一年末期股息每股0.15港仙，可以股代息	**–**	9,647

No dividends were paid during the period. The directors do not recommend the payment of any interim dividend for the period.

期內並無派發任何股息，董事會並不建議於期內派發任何中期股息。

(8) **(Loss) Earnings Per Share**

The calculation of the basic and diluted (loss) earnings per share for the period is based on the following data:

(8) **每股(虧損)盈利**

本期間之每股基本及攤薄(虧損)盈利乃根據下列數字計算：

		Six months ended September 30, 截至九月三十日止六個月	
		2002 ***HK$'000*** **二零零二年** ***千港元***	2001 *HK$'000* 二零零一年 *千港元*
(Loss) earnings:	(虧損)盈利：		
(Loss) profit for the period and (loss) earnings for the purposes of basic and diluted (loss) earnings per share	期內之(虧損)溢利及就每股基本及攤薄(虧損)盈利而言之(虧損)盈利	**(144,899)**	2,933
		'000 ***千股***	*'000* *千股*
Number of shares:	股份數目：		
Weighted average number of shares for the purposes of basic (loss) earnings per share	就每股基本(虧損)盈利而言之加權平均股數	**6,412,114**	6,429,961
Effect of dilutive potential shares in respect of share options	有關購股權之攤薄潛在股份影響	–	7,155
Weighted average number of shares for the purposes of diluted (loss) earnings per share	就每股攤薄(虧損)盈利而言之加權平均股數	**6,412,114**	6,437,116

The computation of diluted loss per share does not assume the exercise of the Company's option as their exercise price was higher than the average market price of the Company's shares for the six months ended September 30, 2002.

在計算每股攤薄虧損時，並無假設本公司之購股權獲行使，因為購股權之行使價高於截至二零零二年九月三十日止六個月內本公司股份之平均市價。

The computation of diluted earnings per share for the six months ended September 30, 2001 does not assume the conversion of the Company's outstanding convertible note since its exercise would result in an increase in earnings per share for the period nor the exercise of warrants as the exercise price of the Company's warrants was higher than the average market price of the Company's shares for the period then ended.

在計算截至二零零一年九月三十日止六個月之每股攤薄盈利時，並無假設本公司之尚未償還可換股票據獲兌換，因為兌換將導致有關期間之每股盈利有所增加，以及由於認股權證之行使價高於該期間本公司股份之平均市價，因此亦無假設認股權證獲行使。

(9) **Property, Plant and Equipment**

During the current period, the Group spent HK$6.6 million on purchase of furniture and equipment.

(9) **物業、機器及設備**

於本期間內，本集團於購置傢具及設備方面支出6,600,000港元。

(10) **Trade and Other Receivables**

Included within trade and other receivables is trade debtors balance of HK$402.8 million (3.31.2002: HK$400.5 million). The Group allows an average credit period of 30 to 90 days to its trade customers.

(10) **貿易及其他應收款項**

貿易及其他應收款項包括為數402,800,000港元之應收貿易賬項結餘(二零零二年三月三十一日：400,500,000港元)。本集團向其貿易客戶提供平均30至90日之信貸期。

The following is an aged analysis of trade debtors at the reporting date:

於報告日期之應收貿易賬項賬齡分析如下：

		September 30, 2002 ***HK$'000*** **二零零二年九月三十日** ***千港元***	March 31, 2002 *HK$'000* 二零零二年三月三十一日 *千港元*
Not yet due	未到期	**328,271**	342,876
Overdue within one month	逾期少於一個月	**58,018**	32,241
Overdue between one to two months	逾期一至兩個月	**2,537**	13,876
Overdue more than two months	逾期超過兩個月	**14,010**	11,551
		402,836	400,544

(11) **Trade and Other Payables**

Included within trade and other payables is trade creditors balance of HK$619.6 million (3.31.2002: HK$588.2 million).

(11) **貿易及其他應付款項**

貿易及其他應付款項包括為數619,600,000港元之應付貿易賬項結餘（二零零二年三月三十一日：588,200,000港元）。

The following is an aged analysis of trade creditors at the reporting date:

於報告日期之應付貿易賬項賬齡分析如下：

		September 30, 2002 HK$'000 二零零二年九月三十日 千港元	March 31, 2002 HK$'000 二零零二年三月三十一日 千港元
Not yet due	未到期	**329,805**	249,365
Overdue within one month	逾期少於一個月	**32,066**	46,734
Overdue between one to two months	逾期一至兩個月	**3,802**	73,392
Overdue more than two months	逾期超過兩個月	**253,897**	218,670
		619,570	588,161

(12) **Borrowings**

During the period, the Group obtained additional bank and other loans of approximately HK$538.3 million and HK$224.7 million respectively which bear interest at prevailing market rates. Of which HK$761.6 million are repayable within one year and the remaining balance of HK$1.4 million are repayable after one year. The borrowings were used for general working capital purposes. The Group also repaid bank and other loans of approximately HK$518.5 million and HK$285.2 million respectively.

(12) **借款**

於本期間內，本集團額外取得為數約538,300,000港元及224,700,000港元之銀行貸款及其他貸款，有關貸款均按主要市場利率計息，其中包括761,600,000港元須於一年內償還及其餘1,400,000港元須於一年後償還。有關貸款乃用作一般營運資金。本集團亦已分別償還約518,500,000港元及285,200,000港元之銀行貸款及其他貸款。

(13) **Contingencies and Commitments**

(13) **或然負債及承擔**

		September 30, 2002 HK$'000 二零零二年九月三十日 千港元	March 31, 2002 HK$'000 二零零二年三月三十一日 千港元
Amounts utilized in respect of guarantees given to banks and other financial institutions for facilities granted to an investee company	就一間投資公司之信貸額而向銀行及其他財務機構提供之擔保已動用之金額	–	9,366

At September 30, 2002, certain of the margin clients' securities with an aggregate market value of HK$413.70 million (3.31.2002: HK$516.8 million) were pledged to banks to secure general banking facilities for a subsidiary.

於二零零二年九月三十日，本集團將屬於若干孖展客戶，總市值為413,700,000港元（二零零二年三月三十一日：516,800,000港元）之證券抵押予銀行，藉此為一間附屬公司取得銀行信貸額。

The Group had no significant capital commitments at the balance sheet date.

本集團於結算日並無重大資本承擔。

(14) Pledge of Assets

(14) 資產抵押

At the balance sheet date, the following assets were pledged by the Group to secure banking and other financing facilities:

於結算日，本集團將以下資產作為銀行及其他融資信貸額之抵押：

		September 30, 2002 HK$'000 二零零二年九月三十日 千港元	March 31, 2002 HK$'000 二零零二年三月三十一日 千港元
Trade and other receivables	貿易及其他應收款項	**110,254**	153,094
Inventories	存貨	**52,030**	33,254
Land and buildings	土地及樓宇	**26,381**	26,560
Investments in securities	證券投資	**536**	1,449
Bank deposits	銀行存款	**–**	91,800
		189,201	306,157

(15) Transactions and Balances with Related Parties

(15) 與有關連人士進行交易及所存有結餘

During the period, the Group had significant transactions with the following related parties, together with balances with them as at the balance sheet date, details of which are as follows:

本集團於期內與下列有關連人士進行之重大交易之詳情連同於結算日在該等人士所存之結餘如下：

		September 30, 2002 HK$'000 二零零二年九月三十日 千港元	March 31, 2002 HK$'000 二零零二年三月三十一日 千港元
Substantial shareholder and its associates:	主要股東及其聯繫人士：		
Interest paid and payable by the Group *(note a)*	本集團已付及應付之利息 *(附註a)*	**4,155**	28,485
Loans advanced to the Group during the period *(note a)*	期內向本集團墊支之貸款 *(附註a)*	**143,232**	124,000
Balances due by the Group at end of the period *(note a)*	本集團於期終時之結欠 *(附註a)*	**354**	59,436
Associates:	聯營公司：		
Purchase of finished goods *(note b)*	購買製成品 *(附註b)*	**73,928**	662,771
Interest received and receivable by the Group *(note a)*	本集團已收及應收之利息 *(附註a)*	**345**	2,540
Rental expenses *(note c)*	租金開支 *(附註c)*	**2,821**	4,481
Loans advanced by the Group during the period *(note a)*	期內由本集團墊支之貸款 *(附註a)*	**–**	31,005
Trade payable due by the Group at end of the period	本集團於期終時結欠之應付貿易款項	**12,575**	45,910

Notes:

a. The loans advanced to/by and the balances due by/to the Group are unsecured, bear interest at prevailing market rates and repayable in accordance with the respective loan agreements, if any.

b. The transactions were carried out at cost plus a percentage profit mark-up.

c. The transactions were carried out at terms by reference to market prices of similar transactions.

附註：

a. 向本集團墊支／由本集團墊支之貸款及本集團之結欠／欠本集團之款項均為無抵押、按當時市場利率計息以及根據其各自貸款協議(如有)所述年期償還。

b. 該等交易乃按成本值加一個溢利百分比而進行。

c. 該等交易乃按同類交易之市價進行。

INDEPENDENT REVIEW REPORT

獨立審閱報告

德勤·關黃陳方會計師行

Certified Public Accountants
26/F, Wing On Centre
111 Connaught Road Central
Hong Kong

香港中環干諾道中111號
永安中心26樓

Deloitte Touche Tohmatsu

TO THE BOARD OF DIRECTORS OF HANNY HOLDINGS LIMITED
(incorporated in Bermuda with limited liability)

致錦興集團有限公司董事會
(於百慕達註冊成立之有限公司)

Introduction

We have been instructed by the Company to review the interim financial report set out on pages 1 to 10.

緒言

本核數師行(「本行」)已按 貴公司之指示審閱載於第1頁至第10頁之中期財務報告。

Directors' responsibilities

The Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited require the preparation of an interim financial report to be in compliance with Statement of Standard Accounting Practice No. 25 "Interim Financial Reporting" issued by the Hong Kong Society of Accountants and the relevant provisions thereof. The interim financial report is the responsibility of, and has been approved by, the directors.

董事之責任

香港聯合交易所有限公司證券上市規則(「上市規則」)規定編製中期財務報告須遵守香港會計師公會頒佈之會計實務準則第25號「中期財務報告」及其相關規則。中期財務報告乃由董事負責,並已獲董事審批。

Review work performed

We conducted our review in accordance with Statement of Auditing Standards 700 "Engagements to Review Interim Financial Reports" issued by the Hong Kong Society of Accountants. A review consists principally of making enquiries of group management and applying analytical procedures to the interim financial report and, based thereon, assessing whether the accounting policies and presentation have been consistently applied unless otherwise disclosed. A review excludes audit procedures such as tests of controls and verification of assets, liabilities and transactions. It is substantially less in scope than an audit and therefore provides a lower level of assurance than an audit. Accordingly we do not express an audit opinion on the interim financial report.

進行審閱工作

本行是按照香港會計師公會頒佈之核數準則第700號「中期財務報告的審閱」進行審閱。審閱工作主要包括向集團管理層作出查詢及運用分析性程序對中期財務報告作出分析,並據此評估會計政策及呈列方式是否貫徹應用(另行披露者除外)。審閱工作並不包括審核程序,如測試監控及核實資產、負債和交易。審閱工作的範圍遠較審核工作為小,故所給予的保證水平也較審核為低,因此,本行不會對中期財務報告發表審核意見。

Review conclusion

On the basis of our review which does not constitute an audit, we are not aware of any material modifications that should be made to the interim financial report for the six months ended September 30, 2002.

審閱結論

根據這項不構成審核的審閱工作,本行並不察覺須對截至二零零二年九月三十日止六個月之中期財務報告需作出任何重大修改。

Deloitte Touche Tohmatsu
Certified Public Accountants

Hong Kong, December 18, 2002

德勤。關黃陳方會計師行
執業會計師

香港,二零零二年十二月十八日

INTERIM DIVIDEND

The Directors do not recommend the payment of any interim dividend for the six months ended September 30, 2002 (9.30.2001: Nil).

中期股息

董事會並不建議派發截至二零零二年九月三十日止六個月之任何中期股息（二零零一年九月三十日：無）。

MANAGEMENT DISCUSSION AND ANALYSIS

Financial Review

Results

During the six months ended September 30, 2002, the Group recorded an unaudited loss before minority interests of HK$109.0 million (9.30.2001 profit: HK$5.3 million), which was mainly composed of net loss from operations of HK$71.3 million (9.30.2001 profit: HK$49.3 million), finance costs of HK$15.7 million (9.30.2001: HK$39.2 million), share of net losses of associates of HK$12.3 million (9.30.2001: HK$3.1 million) and taxation (mainly under U.S. and Canadian tax jurisdictions) of HK$9.7 million (9.30.2001: HK$1.7 million).

From the perspective of business segments, the consolidated segment loss of HK$14.7 million (9.30.2001 profit: HK$44.7 million) comprised a promising profit of HK$91.3 million (9.30.2001: HK$55.3 million) from trading businesses of the "Memorex®" branded products and a loss of HK$106.0 million (9.30.2001: HK$10.6 million) from trading of securities, which included realized and net unrealized holding losses on other investments.

Consistent with last year, the major portion of turnover came from trading businesses of the "Memorex®" branded products, which amounted to about HK$1,947.4 million, representing 12.6% growth from the same period last year of HK$1,730.2 million. Due to the continuous effort of tight cost control, gross trading profit for these six months was HK$431.4 million (9.30.2001: HK$355.1 million), a large increase by 21.5% and net trading profit was HK$91.3 million (9.30.2001: HK$55.3 million), an increase by 65.1% from that of the last period. It is encouraging that the "Memorex®" trading businesses still enjoyed significant growth in such a poor economy. However, in order to increase our market share and competitiveness, much greater efforts were made on distribution resulting in costs during this period increased significantly from that of the last period.

管理層討論及分析

財務回顧

業績

截至二零零二年九月三十日止六個月，本集團錄得未經審核未計少數股東權益前虧損約109,000,000港元（二零零一年九月三十日溢利：5,300,000港元）。其中主要包括經營虧損淨額71,300,000港元（二零零一年九月三十日溢利：49,300,000港元）、財務費用15,700,000港元（二零零一年九月三十日：39,200,000港元）、應佔聯營公司虧損淨額12,300,000港元（二零零一年九月三十日：3,100,000港元）以及主要根據美國及加拿大稅務法例而須繳交之稅項9,700,000港元（二零零一年九月三十日：1,700,000港元）。

以業務分類計算，綜合之分類業務虧損為14,700,000港元（二零零一年九月三十日溢利：44,700,000港元），包括Memorex®品牌產品貿易業務之可觀溢利91,300,000港元（二零零一年九月三十日：55,300,000港元），及買賣證券之虧損106,000,000港元（二零零一年九月三十日：10,600,000港元）（當中包括持有其他投資之已變現及未變現虧損淨額）。

情況與去年相仿，本期間營業額大部分來自Memorex®品牌產品之貿易業務，金額為1,947,400,000港元，較去年同期之1,730,200,000港元增加約12.6%。透過不斷加緊控制成本，本六個月期間之整體貿易毛利躍升21.5%達431,400,000港元（二零零一年九月三十日：355,100,000港元），貿易溢利淨額則較去年同期上升65.1%至91,300,000港元（二零零一年九月三十日：55,300,000港元）。Memorex®之貿易業務在疲弱之經濟環境下仍能取得強勁升幅實在令人鼓舞。然而，為求增加市場佔有率與競爭力而加強分銷工作，致使本期間所產生之分銷成本亦較去年同期大幅上升。

Liquidity and Financial Resources

Net available cash balances at September 30, 2002 stood at HK$155.5 million (3.31.2002: HK$141.3 million) accounted for 8.0% (3.31.2002: 6.7%) of the net tangible asset value of the Group. The current ratio (current assets/current liabilities) of the Group at September 30, 2002 was 1.37 (3.31.2002: 1.56). The cash settlement of HK$228.3 million in relation to the acquisition of an associate, a listed company in Singapore, in April had reduced the Group's current ratio. The Group would consider refinancing the fundings used up in acquiring this associate partially by medium to long term borrowings.

At September 30, 2002, total borrowings of the Group amounted to HK$601.8 million (3.31.2002: HK$654.4 million), of which HK$9.7 million (3.31.2002: HK$8.5 million) were not repayable within one year. The borrowings included bank borrowings of HK$298.9 million (3.31.2002: HK$278.2 million), other loans of HK$236.0 million (3.31.2002: HK$297.0 million), overdrafts of HK$64.3 million (3.31.2002: HK$76.1 million), and obligations under finance leases of HK$2.6 million (3.31.2002: HK$3.1 million).

流動資金及財政資源

於二零零二年九月三十日之可動用現金結存淨額為155,500,000港元（二零零二年三月三十一日：141,300,000港元），佔本集團有形資產淨值之8.0%（二零零二年三月三十一日：6.7%）。本集團於二零零二年九月三十日之流動比率（流動資產／流動負債）為1.37（二零零二年三月三十一日：1.56）。有關今年四月收購一間聯營公司（一間新加坡上市公司）之現金交收228,300,000港元，使本集團之流動比率有所下降。本集團因此會考慮以中至長期借款作為收購此聯營公司之部分資金來源。

於二零零二年九月三十日，本集團之借款總額為601,800,000港元（二零零二年三月三十一日：654,400,000港元），其中9,700,000港元（二零零二年三月三十一日：8,500,000港元）不須於一年內償還。有關借款包括銀行借款298,900,000港元（二零零二年三月三十一日：278,200,000港元）、其他貸款236,000,000港元（二零零二年三月三十一日：297,000,000港元）、透支64,300,000港元（二零零二年三月三十一日：76,100,000港元）及融資租約責任2,600,000港元（二零零二年三月三十一日：3,100,000港元）。

Gearing Ratio

The gearing ratio (borrowings/shareholders' funds) at September 30, 2002 was maintained at a low level of 28.7% (3.31.2002: 29.1%).

資產負債比率

於二零零二年九月三十日之資產負債比率（借款／股東資金）仍然維持於28.7%之低水平（二零零二年三月三十一日：29.1%）。

Pledge of Assets

At September 30, 2002, certain assets of the Group which amounted to HK$189.2 million (3.31.2002: HK$306.2 million) were pledged to banks and financial institution for loans' facilities.

資產抵押

於二零零二年九月三十日，本集團將價值189,200,000港元（二零零二年三月三十一日：306,200,000港元）之若干資產抵押予銀行及財務機構以取得貸款備用額。

Contingent Liabilities

There was no contingent liability for the Group at September 30, 2002 (3.31.2002: HK$9.4 million). However, certain margin clients' securities with an aggregate market value of HK$413.7 million (3.31.2002: HK$516.8 million) were pledged to banks to secure general banking facilities for a subsidiary.

或然負債

本集團於二零零二年九月三十日並無任何或然負債（二零零二年三月三十一日：9,400,000港元）。然而，本集團將屬於若干孖展客戶，總市值為413,700,000港元（二零零二年三月三十一日：516,800,000港元）之證券抵押予銀行，藉此為一間附屬公司取得一般銀行信貸額。

Foreign Currencies and Treasury Policy

Most of the Group's business transactions, assets and liabilities are denominated in Hong Kong Dollars and United States Dollars. The risk of foreign exchange fluctuation had not been significant to the Group. Interest rates of import loans are mainly referenced to LIBOR or HIBOR plus whereas that of bank and other loans are Prime plus. At the balance sheet date, the Group did not enter into any interest rate speculative and hedging contracts.

外匯及財資政策

本集團大部分業務交易、資產及負債均以港元及美元計價。本集團承受之外匯波動風險極為輕微。於貸款利率中，進口貸款之利率介乎倫敦銀行同業拆息或香港銀行同業拆息以上之水平，而銀行及其他貸款之利率則為最優惠利率以上水平。於結算日，本集團並無訂立任何利率投機及對沖合約。

Employees and Remuneration Policies

At September 30, 2002, there were approximately 1,000 staff (3.31.2002: 1,000) employed by the Group. The remuneration policies are formulated on the basis of performance of individual employees and the prevailing salaries' trends in various regions. They are subject to be reviewed every year. The Group also provided employees training programs, mandatory provident fund scheme, medical insurance and discretionary bonus. Share options are awarded to employees on merit basis and no share options were granted or exercised during the period ended September 30, 2002.

僱員及薪酬政策

於二零零二年九月三十日，本集團僱用約1,000名員工(二零零二年三月三十一日：1,000名)。本集團之薪酬政策乃根據個別僱員之表現及不同地區當時之薪酬趨勢而制定。每年亦會作出定期檢討。除培訓計劃、強制性公積金計劃及醫療保險及酌情給予花紅予僱員外，本集團亦會根據對僱員個別優良表現而給予購股權。於截至二零零二年九月三十日止期間內，本集團並無授予及並無任何僱員已行使任何購股權。

BUSINESS AND OPERATION REVIEW

Trading Operations

The results of the Group's core business for the past six months are encouraging. Amidst an industry with many players and a competitive pricing environment, Memorex® was still able to maintain its prominent leading market position in many product categories.

Despite many manufacturers vying to gain market share, the Group's business in recordable media remains strong in the United States. Sales of Memorex® CD-R media continued to rank No. 1. Most recently, Memorex® has also been recognized as the No. 1 market share leader for DVD recordable media.

The Group is very proud to share that we have well-established and solid partnerships with our major customers. This year, Memorex® was awarded the highest achievements given to vendors from Best Buy, CompUSA and Office Max. This is a great honor for the Group to accept and we hope that they will serve as an indication for the remainder of this year's success in the United States.

In Canada, Memorex® has made significant achievements for the past six months. Since the popularity of Memorex® products is ever-increasing, the sales levels of Memorex® products keeps growing. The Group's sales of blank video tape, blank audio tape and 3.5 floppy disc ranked No. 1 while sales of CD-R media has successfully reached No. 2 in Canada. With a strong customer base, the Group hopes that sales of CD-R media will continue to increase so that Memorex® will achieve the No. 1 position in the market within the next quarter.

The results in Europe are also impressive. Memorex® was able to maintain a high turnover level notwithstanding the unstable price levels in the business of IT-hardware products in Europe. Memorex® was even able to achieve a two digit increase in turnover of 23% and 11% for the first and second quarters of 2002, respectively.

業務及業務運作回顧

貿易業務

於過去六個月內，本集團核心業務之業績令人鼓舞。雖然業內競爭者林立而且價格競爭激烈，但Memorex®能保持多種產品類別之市場領導地位。

儘管眾多生產商不斷爭相嘗試取得更高市場佔有率，但本集團之收錄媒體業務在美國依然保持強勢，Memorex®之可收錄光碟媒體一直高踞銷售排行榜之首位。最近，Memorex®更被公認為數碼光碟收錄媒體市場佔有率之冠。

本集團與主要客戶已建立良好及穩健之夥伴關係，對此我們引以為傲。本年內，Memorex®更獲Best Buy、CompUSA及Office Max頒發予廠家之最高成就獎。本集團對獲獎深感榮幸，冀盼獎項亦能代表本集團於本年餘下時間在美國市場的佳績。

於加拿大，Memorex®去六個月取得了重大成功。由於Memorex®受歡迎程度與日俱升，故此產品銷售額亦相應持續增加。本集團之空白錄影帶、空白錄音帶及3.5吋電腦磁碟之銷售額在加拿大稱冠，而可收錄光碟媒體之銷售額亦高踞第二位。本集團希望憑藉強大之客戶基礎，使可收錄光碟媒體之銷售額可保持升勢，進而使Memorex®能夠在來季穩佔市場首席位置。

本集團在歐洲方面之業績亦甚為可喜。雖然歐洲市場之資訊科技硬件產品業務出現價格水平波動，但Memorex®依然取得甚高之營業額水平，甚至成功於二零零二年首季及次季分別錄得23%及11%之雙位數字營業額升幅。

Input devices and media were constantly under price pressure due to a very weak overall market situation in Europe. In order to secure the profitability of the operations in Europe, Memorex® has implemented a number of cost cutting measures throughout the recent years. For example, the responsibility for inbound transport has been shifted from various shippers to Memorex®'s designated logistic partner, with major improvements not only on the cost side, but also for the visibility and accuracy of shipments. New vendors have been sourced, such as Moser Baer India in India and MPO in France, to avoid European Union anti-dumping levies and to allow Memorex® to be more flexible and react faster to market demands.

由於整體歐洲市場環境偏弱，以致輸入裝置及媒體之售價長期受壓。Memorex®於最近數年已採取一系列減省成本之措施，以確保歐洲業務之盈利能力。例如，本集團已將原本由不同船公司負責之回航貨運交由Memorex®之指定物流合作夥伴負責。此舉不單更具成本效益，還能提高貨運之可追蹤程度與準時程度。本集團亦已尋求新賣家，例如印度之Moser Baer India及法國之MPO，以免受到歐盟之反傾銷徵稅影響及促使Memorex®可更靈活、迅速地回應市場需要。

OUTLOOK

The Group is pleased to witness achievements and growth of its core business for the first half of 2002. The continued increase in turnover as a whole demonstrates the Group's successful market diversification strategies, expansion of product segments and value pricing.

Apart from improvements seen in the existing product range, Memorex® has persistently engaged in developing new, promising products for its customers. In the United States, we have successfully expanded our product lines to now include re-writable drives. Our full line of drives includes both CD and DVD versions along with the flexibility of offering internal and external versions of both. Our major customers have been very enthusiastic about this product line expansion and have supported the inclusion of them as part of our product offering.

By the end of this calendar year, Memorex® Canada will be launching its newly innovated batteries to the Canadian market. Memorex® is able to offer the latest technology to the European market by the upcoming introduction of the 52x CD-R media accompanied by other strong product categories such as Flash Media, Digital Audio and DVD media and input devices. We envisage that the enlarged product categories will generate additional revenue to the Group and enhance its market compatibility.

For the coming years, the Group anticipates further growth of turnover in its core business as a result of continued geographic expansion of markets and further widening of the Memorex® product range. In addition, the Group will actively explore new business opportunities amidst the challenging global economic conditions to maximize returns for its shareholders.

展望

本集團喜見核心業務於二零零二年上半年取得成功與增長。整體營業額持續上升，足以證明本集團之市場分散策略運用得宜、成功擴闊產品類別及做到物有所值。

Memorex®除了對現有產品系列作出改良外，更不斷致力為客戶開發具市場價值之全新產品。在美國市場，本集團之產品種類現已擴大至包括可多次收錄之光碟機。本集團提供之全線光碟機產品備有光碟及數碼光碟兩種版本，兩者均有內置式及外置式以供選擇。一直以來，本集團主要客戶殷切期望上述產品種類之擴充，並支持將之納入本集團提供之產品系列。

預料二零零二年底之前，Memorex® Canada將會在加拿大市場推出其最新研製之電池。Memorex®即將在歐洲市場推出52倍速之可收錄光碟媒體，連同其他強勢產品類別，例如Flash Media、數碼音像與數碼光碟媒體以及輸入裝置，從而可為歐洲市場提供最新之技術。本集團期望擴闊後之產品類別會為集團帶來額外收益及提升其市場競爭能力。

展望未來，在市場地域不斷擴張以及Memorex®產品系列增多的配合下，本集團預期核心業務之營業額亦可因此再度增長。除此以外，本集團將會在充滿挑戰之全球經濟環境下積極探索各項全新商機，從而為股東取得最大回報。

DIRECTORS' INTERESTS IN SECURITIES

董事之證券權益

As at September 30, 2002, the interests of the Directors of the Company in the securities of the Company and its associated corporations within the meaning of the Securities (Disclosure of Interests) Ordinance ("SDI Ordinance"), as recorded in the register kept by the Company under Section 29 of the SDI Ordinance or as otherwise notified to the Company and The Stock Exchange of Hong Kong Limited (the "Stock Exchange") pursuant to the Model Code for Securities Transactions by Directors of Listed Companies ("Model Code") in the Rules Governing the Listing of Securities on the Stock Exchange ("Listing Rules") were as follows:

於二零零二年九月三十日，本公司各董事持有本公司及其聯繫公司（依據證券（披露權益）條例（「披露權益條例」）之定義）之證券權益而記錄於披露權益條例第29條規定本公司記存之登記冊，或依據香港聯合交易所有限公司（「聯交所」）證券上市規則（「上市規則」）所訂上市公司董事進行證券交易之標準守則（「標準守則」）須向本公司及聯交所申報者如下：

(a) Shares (a) 股份

Name of director 董事姓名	Nature of interest 權益性質	Number of shares held 所持股份數目
Dr. Chan Kwok Keung, Charles *(note)* 陳國強博士 *(附註)*	Corporate 公司	1,811,952,504

Note: Dr. Chan Kwok Keung, Charles ("Dr. Chan") is deemed to have a corporate interest in 1,811,952,504 shares of the Company by virtue of his interest in Chinaview International Limited ("Chinaview"). This interest was detailed and duplicated with the interests as shown in the paragraph "Substantial Shareholders" below.

附註： 陳國強博士（「陳博士」）因在Chinaview International Limited（「Chinaview」）擁有權益，而被視為擁有本公司1,811,952,504股股份。該權益已在下文「主要股東」一節詳述及與該等權益重覆。

(b) Share options (b) 購股權

Name of director 董事姓名	Date of grant 授出日期	Exercisable period 可予行使期間	Exercise price per share HK$ 每股行使價 港元	Balance at 4.1.2002 於二零零二年四月一日之結餘	Number of shares options 購股權數目: Granted during the period 於期內已授出	Exercised during the period 於期內已行使	Cancelled during the period 於期內已註銷	Lapsed during the period 於期內已失效	Balance at 9.30.2002 於二零零二年九月三十日之結餘
Dr. Chan 陳博士	8.31.2001 二零零一年八月三十一日	8.31.2001 – 8.30.2006 二零零一年八月三十一日至二零零六年八月三十日	0.07472	160,000,000	–	–	–	–	160,000,000
Dr. Yap, Allan Yap, Allan博士	8.31.2001 二零零一年八月三十一日	8.31.2001 – 8.30.2006 二零零一年八月三十一日至二零零六年八月三十日	0.07472	130,000,000	–	–	–	–	130,000,000
Mr. Lui Siu Tsuen, Richard 呂兆泉先生	8.31.2001 二零零一年八月三十一日	8.31.2001 – 8.30.2006 二零零一年八月三十一日至二零零六年八月三十日	0.07472	70,000,000	–	–	–	–	70,000,000
Mr. Chan Kwok Hung 陳國鴻先生	8.31.2001 二零零一年八月三十一日	8.31.2001 – 8.30.2006 二零零一年八月三十一日至二零零六年八月三十日	0.07472	70,000,000	–	–	–	–	70,000,000
Mr. Cheung Kwok Wah, Ken 張國華先生	8.31.2001 二零零一年八月三十一日	8.31.2001 – 8.30.2006 二零零一年八月三十一日至二零零六年八月三十日	0.07472	30,000,000	–	–	–	–	30,000,000

Note: According to the Company's share option scheme, the cash consideration paid by each Director for each grant of the share option is HK$1.00.

附註： 根據本公司購股權計劃之規定，各董事就每項獲授之購股權須支付之現金代價為1.00港元。

Save as disclosed above, as at September 30, 2002, none of the Directors of the Company had any personal, family, corporate or other interests in any securities of the Company or any of its associated corporations, within the meaning of the SDI Ordinance, and none of the Directors or their spouses or children under the age of 18 had any right to subscribe for the securities of the Company, or had exercised any such right as recorded in the register kept by the Company under Section 29 of the SDI Ordinance or as otherwise notified to the Company and the Stock Exchange pursuant to the Model Code in the Listing Rules.

除上文所披露者外，根據披露權益條例第29條規定本公司記存之登記冊所記錄，或根據上市規則所訂之標準守則須向本公司及聯交所申報者，本公司各董事於二零零二年九月三十日概無在本公司或其任何聯繫公司（依據披露權益條例之定義）之證券中擁有任何個人、家族、公司或其他權益，而各董事或其配偶或未滿十八歲之子女亦無擁有可認購本公司證券之權益，亦無行使任何該等權利。

SHARE OPTION SCHEME

購股權計劃

The Company's share option scheme was adopted at the annual general meeting of the Company held on August 21, 2001 (the "Share Option Scheme") for the primary purpose of providing incentives to the employees of the Group and will be expired on August 20, 2011. Under the Share Option Scheme, the board of directors of the Company may grant options to eligible employees including the directors (but excluding independent non-executive directors) and directors of any of the subsidiaries of the Company to subscribe for shares in the Company for the consideration of HK$1.00 for each lot of share options granted. The exercise price is determined by the board of directors of the Company and shall not be less than the higher of (i) 80% of the average of the closing prices of the shares quoted on the Stock Exchange for the five trading days immediately preceding the date of offer of the options or (ii) the nominal value of a share of the Company. The maximum number of share in respect of which options may be granted under the Share Option Scheme shall not exceed 10% of the issued share capital of the Company from time to time.

本公司購股權計劃乃本公司於二零零一年八月二十一日召開之股東週年大會上所採納（「購股權計劃」），以激勵本集團僱員之積極性，並於二零一一年八月二十日屆滿。根據購股權計劃，本公司董事會可授予包括董事（獨立非執行董事除外）在內之合資格僱員及本公司附屬公司之任何董事購股權，以每批經授出購股權1.00港元之代價認購本公司股份。行使價由本公司董事會釐定，且不低於(i)緊接購股權授出日期前五個交易日在聯交所每日報價表所列之股份平均收市價之80%；或(ii)本公司股份之面值（以較高者為準）。根據購股權計劃可能授出之購股權所涉及之股份最大數目，不得超過本公司不時已發行股本之10%。

Pursuant to the Share Option Scheme, the number of shares in respect of which options may be granted to any individual is not permitted to exceed 25% of the maximum aggregate number of shares of the Company in issue and issuable under the Share Option Scheme.

根據購股權計劃，任何人士可獲授予之購股權涉及之股份數目，不得超過根據購股權計劃本公司已發行及可發行股份最大總數之25%。

As a result of the amendments of Chapter 17 of the Listing Rules on September 1, 2001, certain terms of the Company's Share Option Scheme are no longer in compliance with the Listing Rules. Accordingly, the Company cannot grant any further options under the Share Option Scheme.

由於上市規則第十七章於二零零一年九月一日作出修訂，故本公司購股權計劃中若干條款已不再符合上市規則之規定。因此，本公司不可根據購股權計劃再授出購股權。

Details of the movements in the share options to subscribe for shares of HK$0.025 each in the Company granted under the Share Option Scheme during the period ended September 30, 2002 are as follows:–

截至二零零二年九月三十日止期間內，根據購股權計劃授出可認購本公司每股面值0.025港元之股份之購股權，其變動詳情如下：

Date of grant 授出日期	Exercisable period 行使期間	Exercise price per share HK$ 每股行使價 港元	Balance at 4.1.2002 於二零零二年四月一日之結餘	Reclassification 重新分類	Number of shares options 購股權數目 Granted during the period 期內已授出	Exercised during the period 期內已行使	Cancelled/ Lapsed during the period 期內已註銷／失效	Balance at 9.30.2002 於二零零二年九月三十日之結餘
Directors 董事								
8.31.2001 二零零一年八月三十一日	8.31.2001 – 8.30.2006 二零零一年八月三十一日至二零零六年八月三十日	0.07472	390,000,000	70,000,000	–	–	–	460,000,000
Employees 僱員								
8.31.2001 二零零一年八月三十一日	8.31.2001 – 8.30.2006 二零零一年八月三十一日至二零零六年八月三十日	0.07472	250,000,000	(70,000,000)	–	–	–	180,000,000

Notes:

1. During the six months ended September 30, 2002, 70,000,000 share options were reclassified from the category of employees to directors.
2. Details of the options granted to the Directors are set out in the sub-heading "Share options" of the section headed "Directors' Interests in Securities".

附註：

1. 截至二零零二年九月三十日止六個月，有70,000,000份原屬僱員之購股權重新歸類為董事之購股權。
2. 授予董事之購股權詳情，載於「董事之證券權益」一節「購股權」一段。

SUBSTANTIAL SHAREHOLDERS

As at September 30, 2002, the register of substantial shareholders kept by the Company pursuant to Section 16(1) of the SDI Ordinance showed that the following shareholders had an interest of 10% or more of the issued share capital of the Company:

主要股東

按本公司依據披露權益條例第16(1)條規定記存之主要股東登記冊顯示，於二零零二年九月三十日，下列股東持有本公司已發行股本百分之十或以上之權益：

Name of shareholder 股東名稱		Number of shares held 所持股份數目 Direct Interest 直接權益	Deemed Interest 應計權益	Shareholding Percentage 持股百分比 %
Dr. Chan	陳博士	–	1,811,952,504	28.3
Chinaview	Chinaview	–	1,811,952,504	28.3
Galaxyway Investments Limited ("Galaxyway")	Galaxyway Investments Limited (「Galaxyway」)	–	1,811,952,504	28.3
ITC Corporation Limited ("ITC")	德祥企業集團有限公司 (「德祥企業」)	–	1,811,952,504	28.3
ITC Investment Holdings Limited ("ITC Investment")	ITC Investment Holdings Limited (「ITC Investment」)	–	1,811,952,504	28.3
Mankar Assets Limited ("Mankar")	Mankar Assets Limited (「Mankar」)	–	1,811,952,504	28.3
Famex Investment Limited ("Famex")	其威投資有限公司(「其威」)	1,811,952,504	–	28.3

Notes:

(1) Famex is a wholly-owned subsidiary of Mankar. Mankar is a wholly-owned subsidiary of ITC Investment, which in turn is a wholly-owned subsidiary of ITC. Mankar, ITC Investment and ITC are deemed to be interested in 1,811,952,504 shares which are held by Famex.

(2) Galaxyway, a wholly-owned subsidiary of Chinaview, owns more than one-third of the issued ordinary share capital of ITC. Dr. Chan owns the entire issued share capital of Chinaview. Galaxyway, Chinaview and Dr. Chan are deemed to be interested in 1,811,952,504 shares which are held by Famex.

附註：

(1) 其威為Mankar 之全資附屬公司，而後者為ITC Investment 之全資附屬公司；ITC Investment 則為德祥企業之全資附屬公司。Mankar、ITC Investment 及德祥企業均被視為擁有由其威持有之1,811,952,504股股份之權益。

(2) Galaxyway 為Chinaview 之全資附屬公司，並擁有德祥企業超過三分一已發行普通股本；而陳博士擁有Chinaview 全部已發行股本。Galaxyway、Chinaview 及陳博士均被視為擁有由其威持有之1,811,952,504股股份之權益。

Save as disclosed above, as at September 30, 2002, the Company had not been notified of any other interests representing 10% or more of the issued share capital of the Company.

除上文所披露者外，於二零零二年九月三十日，本公司並無獲悉任何其他佔本公司已發行股本百分之十或以上之權益。

PURCHASE, SALE OR REDEMPTION OF THE COMPANY'S LISTED SECURITIES

There was no purchase, sale or redemption of the Company's listed securities by the Company or any of its subsidiaries during the six months ended September 30, 2002.

購買、出售或贖回本公司之上市證券

於截至二零零二年九月三十日止六個月內，本公司或其任何附屬公司並無購買、出售或贖回任何本公司之上市證券。

AUDIT COMMITTEE

The members of the Audit Committee (the "Committee") comprises Mr. Tsang Link Carl, Brian and Ms. Ma Wai Man, Catherine who are independent non-executive Directors of the Company. The Committee has reviewed with the management the accounting principles and practices adopted by the Group and discussed auditing, internal control and financial reporting matters including a review of the unaudited consolidated interim results for the six months ended September 30, 2002.

審核委員會

審核委員會（「委員會」）之成員包括本公司兩名獨立非執行董事曾令嘉先生及馬慧敏女士。委員會已聯同管理層審閱本集團所採納之會計政策及慣例，並就審核、內部監控及財務申報事宜進行磋商，其中包括審閱截至二零零二年九月三十日止六個月之未經審核綜合中期業績。

CODE OF BEST PRACTICE

None of the Directors is aware of any information that would reasonably indicate that the Company is not, or was not for the six months ended September 30, 2002, in compliance with the Code of Best Practice as set out in Appendix 14 of the Listing Rules except that the non-executive Directors are not appointed for a specific term as they are subject to retirement by rotation at the Annual General Meeting in accordance with the Bye-Laws of the Company.

最佳應用守則

董事概無獲悉任何資料，足以合理顯示本公司現時或於截至二零零二年九月三十日止六個月內，並無遵守上市規則附錄十四所載最佳應用守則之規定，惟非執行董事並無固定任期，因彼等須根據本公司之公司細則，在股東週年大會上依章輪值告退。

ACKNOWLEDGEMENTS

Finally, on behalf of the Directors, I wish to express my sincere appreciation to all the staff of the Group for their continuing dedication and support. I would also like to thank our shareholders, suppliers, bankers and customers for their continued support.

By Order of the Board
HANNY HOLDINGS LIMITED
Dr. Chan Kwok Keung, Charles
Chairman

Hong Kong, December 18, 2002

致謝

最後，本人謹代表各董事向本集團全體員工致以衷心謝意，感謝諸位一直以來對集團之貢獻與支持，同時亦謹此鳴謝全體股東、供應商、往來銀行與客戶之不斷鼎力支持。

承董事會命
錦興集團有限公司
主席
陳國強博士

香港，二零零二年十二月十八日